September 21, 2001




Mr. Charles E. Foster, Chairman & Chief Executive Officer
Prodigy Communications Corporation
6500 River Place Blvd., Building III
Austin, Texas  78730-1113

Dear Mr. Foster:

         SBC Communications Inc. ("SBC") is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of Prodigy Communications Corporation (the "Company") not owned by SBC at a purchase price of $5.45 per share in cash. This represents a premium of approximately 54% over today's closing price of $3.54 and a 35% premium over the average closing price for the calendar year through today. In our view, this price represents a fair price to the Company's shareholders and this transaction would be mutually beneficial to the Company's shareholders and SBC. There will be no financing contingency associated with the tender offer. The tender offer will include a condition that at least a majority of the shares not owned by SBC be tendered and other customary conditions.

           Much has been accomplished since SBC made its investment in Prodigy. We appreciate the efforts you and others have made to improve the Company's performance and strategic position. At the same time, we believe now is the time to move forward to fully integrate the Company into the SBC family which we believe will greatly enhance the competitive position of the Company's offering. Furthermore, with well-funded national competitors stepping up their efforts in the consumer Internet space, we believe Prodigy would encounter increasing difficulties competing as a stand-alone company.

         In order to promptly and fully realize these competitive benefits, we wish to complete the acquisition of the Company as quickly as possible. Accordingly we intend to commence a tender offer next week without waiting for review by the independent directors of the Company. As mentioned above, we are requiring that the transaction be supported by the holders of a majority of the shares owned by persons other than SBC. If, however, the independent directors wish to retain legal and financial advisors to help them consider the position of the independent directors with respect to the tender offer, then SBC will support their doing so.

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Mr. Foster
September 21, 2001
Page 2


         We are hopeful that by proceeding with a tender offer SBC will be able to complete its acquisition of the Company more quickly and Company shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement with the independent directors.

         A copy of the press release announcing the tender offer is attached for your information. We expect to make this release public later today.

         Al Hoover will head the SBC business team on this transaction and Wayne Watts will lead the legal team. They may be reached at (210) 351-3425 and (210) 351-3476, respectively. If you have any questions concerning our offer, please contact Al or Wayne.

Best regards,